UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of January 2014

000-55041
(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street
Kiryat Matalon, P.O. Box 7537
Petach-Tikva 4951778, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

In an extraordinary general meeting of the shareholders of Can-Fite BioPharma Ltd. (the “Company”) held on January 6, 2014, the required majority of shareholders and holders of the Company’s American Depositary Receipts adopted resolutions regarding and approved (i) the Company’s compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, in lieu of its compliance with the reporting requirements of Section F of the Israeli Securities Law 5728 – 1968 (the “Israeli Securities Law”), as permitted under Subchapter E 3 of the Israeli Securities Law, and (ii) the Company’s compensation policies pursuant to the provisions of Section 267A of the Israeli Companies Law, 5759 - 1999. An English translation of the results of the extraordinary general meeting, as such were posted to the Tel-Aviv Stock Exchange website, is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	English Translation of Results of Extraordinary General Meeting held on January 6, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date: January 7, 2014	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Operating and Financial Officer